Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 00-283780 and 333-182155) on Form S-8 of Carpenter Technology Corporation of our report dated June 25, 2025, with respect to the statement of net assets available for benefits of Carpenter Technology 401(k) Retirement Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related supplemental schedule as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the Carpenter Technology 401(k) Retirement Plan.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 25, 2025